UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ArcSight, Inc.
(Name of Subject Company)
ArcSight, Inc.
(Name of Person(s) Filing Statement)
Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)
039666102
(CUSIP Number of Class of Securities)
Thomas J. Reilly
President and Chief Executive Officer
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

David A. Bell, Esq.	Trâm T. Phi, Esq.
Michael A. Brown, Esq.	Vice President and General Counsel
Aaron Hou, Esq.	ArcSight, Inc.
Fenwick & West LLP	5 Results Way
801 California Street	Cupertino, California 95014
Mountain View, California 94041
☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:
Exhibit A — Exhibit A is a copy of an email distributed to ArcSight, Inc. employees on September 15, 2010 from Thomas J. Reilly, President and Chief Executive Officer of ArcSight, Inc., attaching a message from Bill Veghte, Executive Vice President Software & Solutions, Enterprise Business of Hewlett-Packard Company (the “Bill Veghte Message”).
Exhibit B — Exhibit B is a copy of the Bill Veghte Message.